UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

For the month of November, 2004

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F |X|                      Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

      Yes |_|                            No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes |_|                            No |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes |_|                            No |X|

      This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

      1.    Press release dated November 4, 2004

      2.    Press release dated November 12, 2004

      3.    Notice accompanying the Interim Financial Statements

      4.    Financial Statements for the period ended September 30, 2004

      5.    Form 52-109FT2 - Certification by President & CEO

      6.    Form 52-109FT2 - Certification by CFO

      7.    Management Discussion & Analysis for the period ended September 30,
            2004

      8.    Press release dated November 16, 2004

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ART ADVANCED RESEARCH
                                        TECHNOLOGIES INC.
                                        (Registrant)


                                        By:     /s/ Sebastien Gignac
                                            Name:  Sebastien Gignac
                                            Title: Vice President, Corporate
                                                   Affairs, Secretary and
                                                   General Counsel

Dated: November 30, 2004

[LOGO] ART

News release
For immediate publication

            ART TO PRESENT AT MASS OPPORTUNITIES CONFERENCE IN BOSTON
               NEW ENGLAND'S LARGEST BIOTECHNOLOGY INVESTOR FORUM

Montreal, Canada, November 4, 2004 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, announced today that Friday, November 5, 2004, Micheline Bouchard, President & CEO, will present an overview of ART's business, products and distribution strategy at the MASS Opportunities Biotechnology Investment Conference to be held at the Logan Airport Hilton Hotel in Boston on November 4th & 5th, 2004. Mrs. Bouchard's presentation will take place on Friday, November 5, 2004 at 12:10 p.m. (EST) in the New England Ballroom B.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
Jacques Bedard: jbedard@art.ca
Chief Financial Officer
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Tel. 514.832.0777
www.art.ca

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com

[LOGO] ART

News release
For immediate publication

                    ART ANNOUNCES THIRD QUARTER 2004 RESULTS

ART presented at MASS Opportunities Conference in Boston

ART presented at Rodman & Renshaw Techvest 6th Annual Healthcare Conference in New York City

ART announced the appointment of a Clinical Advisory Board

ART CEO Micheline Bouchard reported at Biocontact Quebec 2004 in Quebec City

Montreal, Canada, November 12, 2004 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, announced today its financial results for the quarter ended September 30, 2004, the company's third quarter of the fiscal year ending December 31, 2004. ART reported revenues of U.S.$760,000 from the sale of the eXplore Optix(TM) preclinical optical molecular imager compared to none in the quarter ended October 31, 2003, and holds a backlog of 3 units of the device. The company posted a net loss of U.S.$2,438,606 (U.S.$0.06 per share) as compared to U.S.$2,156,484 (U.S.$0.07 per share) for the quarter ended October 31, 2003.

"We are pleased to report that ART has generated US$ 1.3 million in sales of its eXplore Optix system for the nine-month period of the current fiscal year" stated Micheline Bouchard, President & CEO of ART. "The consistent feedback we are getting from our customers attests to the quality and performance of our preclinical optical molecular imager and we are gaining momentum in acquiring market share in the preclinical imaging sector" added Mrs. Bouchard. "With respect to SoftScan(R), we are determined to enter pivotal clinical trials by the end of this year in Canada and in early 2005 in the United States; we are in the final preparation stage to achieve this goal", concluded Mrs Bouchard.

Cash, cash equivalents, and short-term investments totaled U.S.$14.7 million as of September 30, 2004, compared with U.S.$9.4 million at December 31, 2003. ART's cash position will be sufficient to meet its operating cash requirements, including the development of products through research and development activities and capital expenditures up to early 2006 considering expected sales for the current fiscal year, or for approximately 15 months without considering any revenues.

eXplore Optix

During this third quarter of fiscal 2004, ART presented a unique and innovative optical 3D image reconstruction software for the eXplore Optix at the Society for Molecular Imaging Conference held in Saint-Louis (USA) from September 9 to September 12, 2004. The 3D optical reconstruction software product, which will be distributed by GE Healthcare, extends the unique capability of eXplore Optix to allow the generation of 3D volume sets of fluorescence data that can be co-registered with other modalities.

On October 8, 2004, ART reported, at the Biocontact Quebec 2004 conference, that four (4) of the world's top ten (10) multinational pharmaceutical companies and five (5) of the world's most renowned university and government research centers have to date selected eXplore Optix(TM). As of today, ART has received purchase orders for fourteen (14) eXplore Optix systems (11 shipped and 3 backlogs) since the beginning of commercialization.

ISO 9001-2000 Certification

On July 20, 2004, ART announced it received its certificate of registration to the International Organization for Standardization ISO 9001:2000 quality management standard, demonstrating its commitment to continuously improve customer satisfaction.

Scientific Advisory Board

On July 6, 2004, ART announced the appointment of Dr. Martin Yaffe as Chairman of ART's Scientific Advisory Board (SAB). Dr. Yaffe holds a doctorate in Medical Biophysics from the University of Toronto, where he conducts his research. He is a renowned specialist in medical imaging, more specifically in the early detection of breast cancer and chairs the Committee on Mammographic Image Quality for the International Commission on Radiological Units (ICRU).

Conference Call

ART will host a conference call today at 8:30 AM (EDT). The telephone number to access the conference call is (800) 387-6216. A replay of the call will be available until November 19, 2004. The telephone number to access the replay of the call is (800) 408-3053 code: 3113136.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix, a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is Softscan, a medical imaging device designed to improve the diagnosis and treatment of breast cancer lesions. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA.

FINANCIAL HIGHLIGHTS (IN U.S. DOLLARS)

As at September 30, 2004

The following is a discussion and analysis of the consolidated financial condition and operating results of ART Advanced Research Technologies Inc. ("ART" or the "Company") at and for the periods indicated and of certain factors that the Company believes may affect its prospective financial condition, cash flows and results of operations. This discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of the Company and the notes thereto for the quarter ended September 30, 2004. Unless indicated otherwise, all financial information is expressed in US dollars and has been prepared in accordance with Canadian generally accepted accounting principles
(GAAP). The following contains statements that are forward-looking in nature. Statements preceded by the words "believe", "expect", "anticipate", "aim", "target", "plan", "intend", "continue", "estimate", "may", "will", "should" and similar expressions are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, the availability of financing, uncertainties involved in clinical testing, acceptance of eXplore Optix by the pharmaceutical and medical sectors, successful development or regulatory approval of Softscan, reliance on third parties to manufacture or market products, competition from pharmaceutical and biotechnology companies, impact of general economic conditions, general conditions in the healthcare and pharmaceutical industries, changes in the regulatory environment in the jurisdictions in which ART does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, and other factors referenced herein and in ART's public filings with the securities regulators in Canada and the United States. Therefore, ART's actual results may be materially different from those expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. The statements are made as of the date hereof and ART does not undertake to update such statements to reflect new or subsequent information, events, circumstances or developments. Additional information relating to ART, including its Annual Information Form, is available online at www.sedar.com or at www.art.ca.

Overview

ART is committed to be a market leader in the development and commercialization of optical molecular imaging products for the medical and pharmaceutical sectors, with the goal of bringing to market quality products that will accelerate the delivery of better therapies and cures. ART is engaged in the research, design, development and commercialization of optical imaging products for the medical and pharmaceutical industries.

ART possesses a powerful and unique multi product platform, a strong intellectual property portfolio, strategic relationships with leading organizations, a set of valuable core competencies, a strong management team to build on its technology leadership position and finally, an adequate level of funding to execute its business plan and achieve its next milestones.

ART evolved from a primarily technology-driven company to a market focused organization as it now commercializes eXplore Optix, its preclinical optical molecular imager, through a worldwide distribution agreement with GE Healthcare. As a result, after the launch of eXplore Optix in June 2003, the Company recorded its first sales during the eight-month fiscal year ended December 31, 2003, and has consistently recorded revenues since then. The preclinical market accounts for approximately between 6,000 to 7,000 possible placements worldwide.

Softscan, ART's time domain optical breast imaging device, is now undergoing clinical trials and has demonstrated that it can safely characterize normal and malignant tissue. Among many advantages shown by SoftScan, its laser imaging, unlike X-ray mammography, does not expose patients to radiation or painful compression of the breast. SoftScan may also prove invaluable during post-diagnosis, enabling the physician to monitor progress, adjust treatment, and thereby reduce side effects and discomfort. Interim results of clinical trials are positive and the Company expects to begin pivotal trials in Canada in the fourth quarter of 2004 and in early 2005 in the United States.

ART operates in two sectors for financial reporting purposes; medical and pharmaceutical. The medical sector includes the research, design, development and marketing of the SoftScan time domain optical breast imaging device. The pharmaceutical sector includes the research, design, development and commercialization of the eXplore Optix product.

ART's revenues from the sales of its eXplore Optix product were $760,000 and $1,336,000 for the third quarter and the nine-month period ended September 30, 2004, respectively. These revenues originated from North America, Europe and Asia. These revenues were generated through ART's distributor GE Healthcare, with whom ART has an exclusive worldwide distribution agreement. As of November 11, 2004, ART has a backlog of 3 eXplore Optix units. As of September 30, 2004, ART has a solid financial position with a working capital of $14.4 million, including $14.7 million in cash and short-term investment.

ART's expenses include primarily the cost of sales (including the royalty payment), the operating expenses that is comprised of research and development costs (including the cost of clinical trials) and selling general and administrative expenses (including marketing activities).

Outlook

For the remainder of the year, ART expects that the revenues and expenses of the pharmaceutical sector will come primarily from the marketing and sales activities of eXplore Optix(TM), as ART pursues its market penetration of the preclinical optical imaging. ART expects that its pharmaceutical business will benefit from the following positive factors. First, as labs usually defer orders for products, such as eXplore Optix, that are considered capital expenditures until the end of a fiscal year because of tax considerations, sales from such products are generally higher in the third and fourth quarters. However, by quickly upgrading its base product offering to respond to market needs, ART noticed a shift in customer behavior as potential clients have deferred their buying decisions to time the expected release of this new multiwavelength base system. Second, as GE Heathcare integrates the business of Amersham, ART expects to have available a strong and well-trained sales force going forward. Third, ART pursued its development of eXplore Optix product extensions; such as the world's first 3D time domain optical image reconstruction software for preclinical research which was presented in September 2004 at the SMI Conference. Taking into account these factors, ART has revised its current sales prospects and believes it is positioned to achieve sales of between 12 and 15 units of its current eXplore Optix base system by the end of 2004.

During the remainder of fiscal 2004, ART expects to increase its activities in the medical sector as it prepares to enter pivotal trials for its SoftScan device. Since ART records all of its development expenditures as they are incurred, the cost of the clinical trials and the manufacturing of the clinical prototypes will result in an increase in R&D expenses.

Critical Accounting Policy

The Company has not identified other new critical accounting policies or estimates than those identified in its March 31, 2004 MD&A, which were related to investment tax credit receivable and patents.

Results of Operations

Quarter and nine-month period ended September 30, 2004 compared to quarter and nine-month period ended October 31, 2003.

To align reporting with most companies in our industry, ART changed its fiscal year-end from April 30 to December 31, effective December 31, 2003. Consequently, the quarter end dates differ.

Revenues

Revenues for the quarter ended September 30, 2004 were $ 760,000, compared to none in the quarter ended October 31, 2003. For the nine-month period ended September 30, 2004 revenues were $1,336,000, compared to none for the nine-month period ended October 31, 2003. As of November 11, 2004, ART has a backlog of 3 eXplore Optix units. For the remainder of the year, ART expects that its pharmaceutical business will benefit from the following positive factors. First, as labs usually defer orders for products, such as eXplore Optix, that are considered capital expenditures until the end of a fiscal year because of tax considerations, sales from such products are generally higher in the third and fourth quarters. However, by quickly upgrading its base product offering to respond to market needs, ART noticed a shift in customer behavior as potential clients have deferred their buying decisions to time the expected release of this new multiwavelength base system. Second, as GE Heathcare integrates the business of Amersham, ART expects to have available a strong and well-trained sales force going forward. Third, ART pursued its development of eXplore Optix product extensions, such as the world's first 3D time domain optical image reconstruction software for preclinical research which was presented in September 2004 at the SMI Conference. Taking into account these factors, ART has revised its current sales prospects and believes it is positioned to achieve sales of between 12 and 15 units of its current eXplore Optix base system by the end of 2004.

Cost of Sales

For the quarter ended September 30, 2004 the cost of sales was $340,038 compared to none in the quarter ended October 31, 2003. For the nine-month period ended September 30, 2004 the cost of sales was $608,462 compared to none in the nine-month period ended October 31, 2003. Cost of sales consisted principally of raw materials, royalties and manufacturing costs. As a result, ART generated a gross margin of 55% from its explore Optix products in the current quarter and 54% in the nine-month period.

Research and Development Expenditures

The Company's research & development ("R & D") expenditures for the quarter ended September 30, 2004, net of investment tax credits amounted to $2,056,835 compared to $1,090,831 for the quarter ended October 31, 2003. For the nine-month period ended September 30, 2004, R & D expenditures, net of investment tax credits, were $5,504,262, compared to $4,013,744 for the nine-month period ended October 31, 2003. R & D expenses include salaries and benefits paid to its personnel involved in R & D. In the medical sector, ART pursued its efforts towards the preparation of its pivotal trials scheduled to begin at the end of 2004. As a result the Company invested in the manufacturing of the clinical prototypes and in the design of protocols. In the pharmaceutical sector, ART pursued its development of eXplore Optix product extensions; such as the world's first 3D time domain optical image reconstruction software for preclinical research and the multiwavelength to be launched by the end of 2004. ART has also been audited by an independent third party registrar and successfully obtained the ISO 9001:2000 certification. During the third quarter ended September 30, 2004, 79% (74 % in the nine-month period) of the R & D expenditures were dedicated to the medical sector and 21% (26 % in the nine-month period) to the pharmaceutical sector.

Investment Tax Credits

The investment tax credits ("ITC") represented $655,655 or 24% of the overall expenditures in R & D for the quarter ended September 30, 2004, compared to $170,158 or 13% of the overall expenditures for quarter ended October 31, 2003. For the nine-month period ended September 30, 2004, ITC represented $932,482 or 14% of the overall expenditures in R & D compared to $471,015 or 11% of the overall expenditures for the nine-month period ended October 31, 2003. The ITC increase follows a positive review by the tax auditors which resulted in a surplus to what was originally accrued. ART applied this non-recurring surplus against R & D expenditures.

Selling, General and Administrative Expenses

Selling, general, and administrative ("SG&A") expenses for the quarter ended September 30, 2004, totaled $794,033 compared to $859,970 for the quarter ended October 31, 2003. For the nine-month period ended September 30, 2004 SG&A expenses were $2,513,573 compared to $2,383,040 for the nine-month period ended October 31, 2003. Selling, general and administrative expenses were principally engaged to support commercial activities related to the eXplore Optix product and raise funds to strengthen the Company's financial position as well as support its overall activities. ART is also committed to maintaining high standards of corporate governance and believes that this is a prerequisite for maintaining shareholders' confidence. During the third quarter ended September 30, 2004, 57% (62% for the nine-month period) of the SG&A expenditures were dedicated to the medical sector and 43% (38% for the nine-month period) to the pharmaceutical sector.

Amortization

Amortization for the quarter ended September 30, 2004 totaled $67,520 compared to $40,249 for the quarter ended October 31, 2003. For the nine-month period ended September 30, 2004 amortization was $192,821 compared to $114,163 for the nine-month period ended October 31, 2003. Amortization consisted principally of amortization of property and equipment. The increase was mainly due to the rapid amortization of a demonstration unit.

Interest Income

Interest income for the quarter ended September 30, 2004 totaled $96,662 compared $21,772 for the quarter ended October 31, 2003. For the nine-month period ended September 30, 2004 interest income was $229,028 compared to $63,189 for the nine-month period ended October 31, 2003. The increase is mainly explained by the increase in the company's cash and short-term investment resulting from the financing closed in the first quarter of this fiscal year.

Foreign Exchange Loss (gain)

Foreign exchange loss for the quarter ended September 30, 2004, amounted to $36,842 compared to $187,206 for the quarter ended October 31, 2003. For the nine-month period ended September 30, 2004, foreign exchange gain amounted to $39,694 compared to a loss of $500,128 for the nine-month period ended October 31, 2003. The foreign exchange gain or loss results from the fluctuation of the U.S. currency compared to the

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                                                                               8


Canadian currency. Those exchange rate fluctuations, though significant from an accounting point of view, do not affect the Company's ability to pay its U.S. dollar denominated expenditures. ART holds U.S. dollars in anticipation of these expenditures.

Current Income Taxes Recovered

Current income taxes recovered for the nine-month period ended September 30, 2004 were nil compared to $332,855 for the nine-month period ended October 31, 2003. The current tax recovery represented the utilization of tax losses to recover current income tax resulting from the gain related to the disposal of the ISIS thermal imaging division in the fiscal year ended April 30, 2003.

Net Loss

Net loss for the quarter ended September 30, 2004 was $2,438,606 or $0.06 per share, compared to $2,156,484 or $0.07 per share for the quarter ended October 31, 2003. For the nine-month period ended September 30, 2004, the net loss was $7,214,396 or $0.18 per share, compared to $6,615,031 or $0.24 per share, for the nine-month period ended October 31, 2003.

Liquidity and Capital Resources

The Company has financed its activities by issuing common shares through private placements, an initial public offering and a follow-on public offering. Since its creation in 1993 until September 30, 2004, the Company has 42,664,523 shares and 1,648,422 share purchase warrants issued and outstanding, amounting to $80,593,371.

The Company's working capital increased by $4,828,674 or 50% to $14,425,016 as at September 30, 2004 from $9,596,342 as at December 31, 2003. This working capital consisted mainly of cash and short-term investments for a total of $14,706,260. This increase resulted from a treasury offering closed on March 10, 2004, followed by the partial exercise of the over-allotment option on March 19, 2004, which resulted in proceeds in the amount of $11,320,566, net of related expenses.

Cash flow used for operating activities for the quarter ended September 30, 2004 decreased by $1,065,803 or 44% to $1,358,870 from $2,424,673 for the quarter ended October 31, 2003. The decrease in cash flows used for operating activities primarily results from the collection of the investment tax credits.

Cash flow from investing activities for the quarter ended September 30, 2004 increased by $4,760,338 or 505% to $5,702,563 from $942,225 for the quarter ended October 31, 2003. During the quarter ended September 30, 2004, a short-term investment matured and was kept as cash and cash equivalent.

Cash flow from financing activities decreased by $9,822,923 or 100% to $(34,214) for the quarter ended September 30, 2004 from $9,788,709 for the quarter ended October 31,

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                                                                               9


2003. In the quarter ended October 31, 2003, ART recorded a private placement for $9.8 million.

As at September 30, 2004, total assets increased $5,282,811 or 39% to $18,987,607, from $13,704,796 as at December 31, 2003. The increase in total assets comes principally from the cash received following the treasury offering closed in March 2004. The Company also has a credit facility of CA$1,000,000 to cover fluctuations in cash requirements. As at September 30, 2004, the credit facility was not utilized. The Company also has a credit facility of CA$1,300,000 to finance investment tax credits, which was not utilized as at September 30, 2004.

ART believes that cash, cash equivalents and short-term investments will be sufficient to meet its operating cash requirements, including the development of products through research and development activities and capital expenditures up to early 2006 considering expected sales for the current fiscal year, or for approximately 15 months without considering any revenues.

Commitments

There has been no material change in ART's contractual obligations during the quarter ended September 30th, 2004.

Related Party Transaction

In the normal course of its business, the Company has entered into an agreement with Clinivation Inc. a company controlled by one of its officers. Clinivation acts as ART's Contract Research Organization (CRO) and provides management services and contract research services related to the clinical development, regulatory approval, and commercialization of SoftScan.

Management services: Clinivation provides the management and professional services of Joseph Kozikowski, M.D., who serves as ART's Chief Medical Officer
(CMO). Contract Research Services: Clinivation works towards the clinical development and approvals of SoftScan.

During the quarter ended September 30, 2004, the Company paid $67,848 for management services as CMO and $763,547 for contract research services.

Quarterly Results from Operations

Our business fluctuates according to our sales and development cycle and addresses emerging markets. The following table presents our operating results by quarter for each of the last 8 quarters. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements for the eight months fiscal year ended December 31, 2003. This data should be read together with the consolidated financial statements and the notes to such statements.

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
                              -------------------------------------------------------------------------
                                                                                     Net loss per share
                              -------------------------------------------------------------------------
                                  Sales        Loss from          Net loss       Basic and        Basic
                                              continuing                           diluted          and
                                              operations                              from      diluted
                                                                                continuing
                                                                                operations
-------------------------------------------------------------------------------------------------------
Dec. 2004 FY

September 30                  $760,000        $2,438,606        $2,438,606           $0.06        $0.06
June 30                        190,000         2,694,042         2,694,042            0.06         0.06
March 31                       386,000         2,081,748         2,081,748            0.06         0.06
-------------------------------------------------------------------------------------------------------
Dec. 2003 FY
December 31 (2 months)         681,875         1,563,667         1,563,667            0.05         0.05
October 31                          --         2,164,825         2,164,825            0.07         0.07
July 31                             --         2,103,533         2,103,533            0.08         0.08
-------------------------------------------------------------------------------------------------------
April 2003 FY
April 30                            --         2,285,486         2,271,209            0.10         0.10
January 31                          --         3,740,271         3,716,906            0.14         0.16
-------------------------------------------------------------------------------------------------------

Notes: Quarterly data have been converted from CA$ to US$ using a yearly average rate.

Disclosure about Market Risks

The Company has not identified other new market risks than the ones identified in its March 31, 2004 quarterly MD&A, which were related to foreign currencies and interest rate sensitivity.

Risk & Uncertainties

The Company's future capital requirements will depend on many factors, including progress in both the commercialization of eXplore Optix and in the clinical development and trials of SoftScan. To the extent that the Company relies on third parties such as GE Healthcare to manufacture or market its products, the commercial success of such products may be outside of its control. While eXplore Optix has entered the commercialization stage, there can be no assurance that the Company's products will be accepted by the pharmaceutical and medical sectors. Moreover, SoftScan is still in development, has not yet been approved by regulatory authorities in the relevant jurisdictions, and has not yet been marketed commercially. ART's business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, its current reliance on primarily one product, the adequacy of its patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of its products, and competition from pharmaceutical and biotechnology companies. There can be no assurance that the Company's ongoing preclinical and clinical research activities will provide positive outcomes or that the results of clinical trials will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that the Company will be successful in obtaining the necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieve reimbursement from government or private health authorities.

The actual schedules for the SoftScan clinical trials could vary significantly from our forecast due to a number of factors. A key risk factor is patient recruitment rates into these trials, which are subject to the timely initiation of a sufficient number of clinical sites that have both an appropriate patient population available and the necessary research capacity. Site initiation activities include identifying qualified sites, achieving the necessary internal approvals at the sites, executing contracts with the sites, and providing the SoftScan device to the sites. Any delay in the initiation and completion of our clinical trials could cause the price of our common shares to decline.

The Company sets goals for and makes public statements regarding timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, time of product launch and sales targets. The actual timing of these events can vary dramatically due to factors such as delay or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize our products and achieve our sales objectives. There can be no assurance that the clinical trials will be completed as planned, that the Company will make regulatory submissions or receive regulatory approvals as planned, that the Company will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products or that the Company will meet its sales objectives. If we fail to achieve one or more of these milestones or objectives as planned, the price of our common shares could decline.

The Company may have to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on favorable terms. The availability of financing will be affected by the results of our scientific and clinical research, our ability to attain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical device companies), the status of strategic alliance agreements, and other relevant commercial considerations.

A detailed list of the risks and uncertainties affecting the Company can be found in its Annual Information Form.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

Financial Statements (in U.S.$)
--------------------------------------------------------------------------------

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
Jacques Bedard: jbedard@art.ca
Chief Financial Officer
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Tel. 514.832.0777

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989

www.renmarkfinancial.com

                     ART ADVANCED RESEARCH TECHNOLOGIES INC.

             NOTICE ACCOMPANYING THE INTERIM CONSOLIDATED FINANCIAL
                      STATEMENTS AS AT SEPTEMBER 30, 2004

Our auditors, Raymond Chabot Grant Thornton, l.l.p., have not reviewed the consolidated balanced sheet as at September 30, 2004 and the consolidated statements of operations and deficit and cash-flows for the three-month and nine month period ended September 30, 2004 and October 30, 2003

ART Advanced Research Technologies Inc.
Consolidated Balance Sheets
(In U.S. dollars)
================================================================================

                                                                           September 30, 2004    December 31, 2003
------------------------------------------------------------------------------------------------------------------
                                                                                  (Unaudited)
ASSETS
Current assets
     Cash                                                                        $  7,266,826         $  4,200,128
     Term deposit, 1.45% to 2.00%, maturing from Oct. 2004 to April 2005,
     (2003 - 2.65% maturing in April 2004)                                            282,880              231,392
     Commercial papers, 2.20% to 2.22%, maturing in October 2004
     (2003 - 2.70% to 2.80% maturing from April to June 2004)                       3,188,379            4,993,040
     Bond, 2.13%, maturing in January 2005                                          3,968,175                   --
     Accounts receivable                                                              831,152              801,649
     Investment tax credit receivable                                                 442,304            1,158,682
     Inventories                                                                    1,018,345              336,042
     Prepaid expenses                                                                  62,204              167,813
                                                                                 ------------         ------------
                                                                                   17,060,265           11,888,746
                                                                                 ------------         ------------

Property and equipment                                                                491,281              478,218
                                                                                 ------------         ------------
Other assets
    Deposits                                                                            6,377               15,648
    Patents                                                                         1,429,684            1,322,184
                                                                                 ------------         ------------
                                                                                    1,436,061            1,337,832
                                                                                 ------------         ------------
                                                                                 $ 18,987,607         $ 13,704,796
                                                                                 ============         ============
LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                                     $  2,635,249         $  2,292,404
                                                                                 ------------         ------------
SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants (Note 4)                                 80,593,371           67,870,684
Contributed surplus (Note 5)                                                          376,124               18,206
Deficit                                                                           (65,403,938)         (56,753,062)
Cumulative translation adjustments                                                    786,801              276,564
                                                                                 ------------         ------------
                                                                                   16,352,358           11,412,392
                                                                                 ------------         ------------
                                                                                 $ 18,987,607         $ 13,704,796
                                                                                 ============         ============

     On behalf of the board,


/s/ Raymond Cyr                         /s/ Benoit LaSalle

Director                                Director

The accompanying notes are an integral part of the consolidated financial statements.

The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Consolidated Operations and Deficit
(In U.S. dollars)
(Unaudited)
================================================================================

                                                              Three-month periods ended                  Nine-month periods ended
                                                September 30, 2004     October 31, 2003   September 30, 2004     October 31, 2003
---------------------------------------------------------------------------------------------------------------------------------
Sales                                                 $    760,000         $         --         $  1,336,000         $         --
Cost of sales                                              340,038                   --              608,462                   --
                                                      ------------         ------------         ------------         ------------
Gross margin                                          $    419,962         $         --         $    727,538         $         --
                                                      ------------         ------------         ------------         ------------

Operating expenses
     Research and development, net of
     investment tax credit                               2,056,835            1,090,831            5,504,262            4,013,744
     Selling, general and administrative                   794,033              859,970            2,513,573            2,383,040
     Amortization                                           67,520               40,249              192,821              114,163
                                                      ------------         ------------         ------------         ------------
                                                         2,918,388            1,991,050            8,210,656            6,510,947
                                                      ------------         ------------         ------------         ------------
Operating loss                                           2,498,426            1,991,050            7,483,118            6,510,947
Interest income                                            (96,662)             (21,772)            (229,028)             (63,189)
Foreign exchange loss (gain)                                36,842              187,206              (39,694)             500,128
                                                      ------------         ------------         ------------         ------------
Operating loss before income taxes                       2,438,606            2,156,484            7,214,396            6,947,886
Current income taxes recovered                                  --                   --                   --             (332,855)
                                                      ------------         ------------         ------------         ------------
Net loss                                              $  2,438,606         $  2,156,484            7,214,396            6,615,031
                                                      ============         ============
Deficit, beginning of year                                                                        56,753,062           47,155,663
Share issue expenses                                                                               1,436,480                   --
                                                                                                ------------         ------------
Deficit, end of period                                                                          $ 65,403,938         $ 53,770,694
                                                                                                ============         ============

Basic and diluted net loss per share (Note 3)         $       0.06         $       0.07         $       0.18         $       0.24
                                                      ============         ============         ============         ============

Basic and diluted weighted average number of
common shares outstanding                               42,664,523           29,208,914           40,739,634           27,307,234
                                                      ============         ============         ============         ============

Number of common shares outstanding, end of period      42,664,523           33,922,502           42,664,523           33,922,502
                                                      ============         ============         ============         ============

The accompanying notes are an integral part of the consolidated financial statements.

The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Consolidated Cash Flows
(In U.S. dollars)
(Unaudited)
================================================================================

                                                                 Three-month periods ended                Nine-month periods ended
                                                     September 30, 2004   October 31, 2003   September 30, 2004   October 31, 2003
----------------------------------------------------------------------------------------------------------------------------------
 OPERATING ACTIVITIES
 Net loss                                                  $ (2,438,606)      $ (2,156,484)        $ (7,214,396)      $ (6,615,031)
 Non-cash items
     Amortization expense                                        67,520             40,249              192,821            114,163
     Stock options (Note 5)                                      42,296                 --              103,942                 --
 Decrease (increase) in current assets
     Accounts receivable                                       (196,706)            (9,392)              (7,359)            (4,242)
     Investment tax credit receivable                         1,005,496            112,199              728,639           (188,658)
     Inventories                                               (271,773)          (520,555)            (638,283)          (731,455)
     Prepaid expenses                                            27,389              9,534              104,867           (211,902)
 Increase (decrease) in current liabilities
     Accounts payable and accrued liabilities                   405,514             99,776              526,949                753
     Current income taxes recovered                                  --                 --                   --           (332,855)
                                                           ------------       ------------         ------------       ------------
 Cash flows from operating activities                        (1,358,870)        (2,424,673)          (6,202,820)        (7,969,227)
                                                           ------------       ------------         ------------       ------------
 INVESTING ACTIVITIES
 Decrease (increase) of short-term investments                5,764,163          1,034,906             (898,667)           284,300
 Increase in property and equipment                             (72,604)           (67,292)            (160,013)          (136,817)
 Decrease (increase) in other assets                             11,004            (25,389)             (90,689)           497,573
                                                           ------------       ------------         ------------       ------------
 Cash flows from investing activities                         5,702,563            942,225           (1,149,369)           645,056
                                                           ------------       ------------         ------------       ------------
 FINANCING ACTIVITIES
 Share issue                                                         --         10,946,384           12,722,832         10,946,384
 Share issue expenses                                           (34,214)        (1,157,675)          (1,436,480)        (1,157,896)
                                                           ------------       ------------         ------------       ------------
 Cash flows from financing activities                           (34,214)         9,788,709           11,286,352          9,788,488
 Effect of foreign currency translation adjustments             368,710            253,696              246,160            476,698
                                                           ------------       ------------         ------------       ------------
                                                                334,496         10,042,405           11,532,512         10,265,186
                                                           ------------       ------------         ------------       ------------
 Net increase in cash and cash equivalents                    4,678,189          8,559,957            4,180,323          2,941,015
 Cash and cash equivalents, beginning of period               3,702,262          1,571,028            4,200,128          7,189,970
                                                           ------------       ------------         ------------       ------------
 Cash and cash equivalents, end of period                  $  8,380,451       $ 10,130,985         $  8,380,451       $ 10,130,985
                                                           ============       ============         ============       ============

CASH AND CASH EQUIVALENTS
Cash                                                          7,266,826       $  9,124,982         $  7,266,826       $  9,124,982
Term deposits                                                    45,087                 --               45,087                 --
Commercial paper                                              1,068,538          1,006,003            1,068,538          1,006,003
                                                           ------------       ------------         ------------       ------------
                                                              8,380,451         10,130,985            8,380,451         10,130,985
                                                           ============       ============         ============       ============
Supplemental disclosure of cash flow information
Interest received                                          $     66,444       $     21,772         $    189,961       $     63,189

The accompanying notes are an integral part of the consolidated financial statements.

The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)
(Unaudited)

--------------------------------------------------------------------------------
1 -   BASIS OF PRESENTATION

      These interim financial statements as at September 30, 2004 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles. In the opinion of management, they contain all adjustments necessary to present fairly the Company's financial position as at September 30, 2004 and December 31, 2003 and its results of operations and its cash flows for the three-month periods and the nine-month periods ended September 30, 2004 and October 31, 2003.

      The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements, except for the application of the section 3870 for the three-month period ended October 31, 2003. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

      The Company has changed it's fiscal year-end from April 30 to December 31. Accordingly the comparable quarter for September 30, 2004 is October 31, 2003.

--------------------------------------------------------------------------------
2 -   CHANGE IN ACCOUNTING POLICY

      In September 2003, the transitional provisions in CICA Handbook Section 3870 and have been revised to provide the same alternative methods of transition as are provided in the United States of America for voluntary adoption of the fair value based method of accounting. These provisions may be applied retroactively or prospectively. However, the prospective application is available only to enterprises that elect to apply the fair value based method of accounting for fiscal years beginning before January 1, 2004. During the eight-month fiscal year ended December 31, 2003, effective as of the beginning of the fiscal year, the Company has chosen to record an expense for the stock options granted to employees using the fair value method.

      The Company has examined the scope of the CICA Accounting Guideline AcG-14, "Disclosure of Guarantees", that was issued during the eight-month fiscal year ended December 31, 2003. As the Company does not issue guarantees contemplated by the Guideline, the implementation of this new guideline had no impact on the financial statements.

--------------------------------------------------------------------------------
3 -   ACCOUNTING POLICIES

      Basic and diluted loss per common share and information pertaining to number of shares The Company uses the treasury stock method to determine the dilutive effect of the share purchase warrants and the stock options. Per share amounts have been computed based on the weighted average number of common shares outstanding for all periods presented. Diluted loss per share is calculated by adjusting outstanding shares to take into account the dilutive effect of stock options and share purchase warrants. For all periods presented, the effect of stock options and share purchase warrants was not included as the effect would be anti-dilutive. Consequently, there is no difference between the basic and diluted net loss per share.

The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)
(Unaudited)

--------------------------------------------------------------------------------
4 -   CAPITAL STOCK AND SHARE PURCHASE WARRANTS

      The following table presents the changes in the number of outstanding common shares:

                                                                              September 30, 2004                  December 31, 2003
                                                                     ---------------------------        ---------------------------
                                                                                   Common shares                      Common shares
                                                                     ---------------------------        ---------------------------
                                                                          Number           Value             Number           Value
                                                                     -----------     -----------        -----------     -----------
      Issued and fully paid
      Balance, beginning of year                                      34,238,523     $65,955,938         26,673,341     $55,487,915
      Issue of shares for cash                                         8,420,000      12,714,401(a)       7,564,782      10,467,294
      Issue of shares for cash following the exercise
      of stock options                                                     6,000           8,286                400             729
                                                                     -----------     -----------        -----------     -----------
      Balance, end of period                                          42,664,523     $78,678,625         34,238,523     $65,955,938
                                                                     ===========     ===========        ===========     ===========

      The following table presents the changes in the number of share purchase warrants outstanding:

                                                                 September 30, 2004                            December 31, 2003
                                          -----------------------------------------     ----------------------------------------
                                                                           Weighted                                     Weighted
                                                                            average                                      average
                                                                     exercise price                               exercise price
                                              Number         Value              CA$         Number        Value              CA$
                                          ----------    ----------   --------------     ----------   ----------   --------------
      Balance, beginning of year           3,208,422    $1,914,746       $     4.84      2,465,237   $  777,621       $     5.66
      Share purchase warrants issued              --            --               --        743,185    1,137,125             2.11
      Share purchase warrants expired     (1,560,000)           --             7.50             --           --               --
                                          ----------    ----------       ----------     ----------   ----------       ----------
      Balance, end of period               1,648,422    $1,914,746       $     2.32      3,208,422   $1,914,746       $     4.84
                                          ==========    ==========       ==========     ==========   ==========       ==========

      (a) On March 10, 2004 the Company closed a treasury offering followed by the partial exercise of the over-allotment option on March 19, 2004, which resulted in proceeds in the gross amount of $12,714,401.

The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)
(Unaudited)

--------------------------------------------------------------------------------
5 -   STOCK-BASED COMPENSATION PLAN

      As at September 30, 2004, the Company offered a compensation plan to employees, which is described in its most recent annual consolidated financial statements.

      On January 27, 2004, the Company has determined that some officers and employees were entitled to a total cash bonus, however in consideration for renouncing to their cash bonus, some of these officers and employees were granted a total of 288,740 stock options entitled to buy 288,740 common shares at an exercise price of CA$3.23 wich can be exercised immediately without being subject to any vesting period. Consequently, the expected life of those stock options has been estimated at 2.5 years.The expense related to those stock options was accrued as a bonus in the fiscal year ended December 31, 2003.

      The fair value of stock options granted during the nine-month period ended September 30, 2004 was estimated on the grant date using the Black & Scholes option-pricing model with the following assumptions for the stock options granted since the beginning of the fiscal year:

      -     Weighted average expected life: 3.5 years

      -     Expected volatility : 70%

      -     Weighted average risk-free interest rate: 3.19%

      -     Dividend rate: 0%

      The weighted average fair value of stock options granted during the nine-month period ended September 30, 2004 was $1.00.

      The Company recorded an expense of $42,296 and of $103,942 using the fair value method in its consolidated operations and deficit statement for stock options granted in the three-month period and in the nine-month period ended September 30, 2004 respectively.

The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)
(Unaudited)

--------------------------------------------------------------------------------
5 -   STOCK-BASED COMPENSATION PLAN (Continued)

      During the fiscal year ended April 30, 2003, the Company did not record any compensation cost related to stock options granted to employees. If the compensation cost had been determined using the fair-value-based method at the grant date of stock options awarded to employees, the net loss and loss per share would have been adjusted to the pro forma amounts indicated in the following table :

                                                          =================================    =================================
                                                                  Three-month periods ended             Nine-month periods ended
                                                          Sept. 30, 2004      Oct. 31, 2003    Sept. 30, 2004      Oct. 31, 2003
                                                          ---------------------------------    ---------------------------------
      Net loss as reported                                   $ 2,438,606        $ 2,156,484       $ 7,214,396        $ 6,615,031
      Less: compensation expense recognized in the
      consolidated statement of operations and deficit           (42,296)                --          (103,942)                --
      Plus: total compensation expenses                           93,020             58,079           255,019            156,675
                                                             -----------        -----------       -----------        -----------
      Pro forma net loss                                     $ 2,489,330        $ 2,214,563       $ 7,365,473        $ 6,771,706
                                                             ===========        ===========       ===========        ===========

      Basic and diluted loss per share
      As reported                                            $      0.06        $      0.07       $      0.18        $      0.24
      Pro forma                                              $      0.06        $      0.08       $      0.18        $      0.25

      The following table presents the changes in the number of stock options outstanding:

                                                          September 30, 2004                      December 31, 2003
                                         -----------------------------------    -----------------------------------
                                                                    Weighted                               Weighted
                                                                     average                                average
                                                              exercise price                         exercise price
                                         Number of options               CA$    Number of options               CA$
                                         -----------------    --------------    -----------------    --------------
      Balance, beginning of year                 1,431,600        $     3.79            1,476,200        $     4.06
      Options granted                              597,074              2.94              142,400              3.21
      Options exercised                             (6,000)             1.91                 (400)             2.39
      Options cancelled                            (57,800)             4.31             (186,600)             5.42
                                                ----------        ----------           ----------        ----------
      Balance, end of period                     1,964,874        $     3.53            1,431,600        $     3.79
                                                ==========        ==========           ==========        ==========

      Options exercisable end of period          1,315,073        $     4.03              846,400        $     4.81
                                                ==========        ==========           ==========        ==========

      The fair value of stock options outstanding as at September 30, 2004 was CA$2.12, and was estimated on the grant date using the Black & Scholes option-pricing model.

The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)
(Unaudited)

--------------------------------------------------------------------------------
6 -   SEGMENT INFORMATION

      Beginning January 2004, the Company operates in two sectors for financial reporting purposes; The medical sector and the pharmaceutical sector. The medical sector includes the research, design, development and marketing of SoftScan(R) time domain optical breast imaging device. The pharmaceutical sector includes the research, design, development and commercialization of eXplore Optix(TM) product.

      The information pertaining to the two operating segments are summarized as follows:

                                                 ==================================      ==================================
                                                           Three-month period ended                 Nine-month period ended
                                                                 September 30, 2004                      September 30, 2004
                                                 ----------------------------------      ----------------------------------
                                                 Pharmaceutical             Medical      Pharmaceutical             Medical
                                                 --------------         -----------      --------------         -----------
      Sales                                         $   760,000         $        --         $ 1,336,000         $        --
      Cost of sales                                     340,038                  --             608,462                  --
                                                    -----------         -----------         -----------         -----------
      Gross margin                                      419,962                  --             727,538                  --
                                                    -----------         -----------         -----------         -----------

      Operating expenses
         Research and development expenses,
         net of investment tax credit                   425,022           1,631,813           1,428,342           4,075,920
         Selling, general and administrative            340,658             453,375             945,675           1,567,898
         Amortization                                    43,345              24,175             125,641              67,180
                                                    -----------         -----------         -----------         -----------
                                                        809,025           2,109,363           2,499,658           5,710,998
                                                    -----------         -----------         -----------         -----------
      Operating loss                                    389,063           2,109,363           1,772,120           5,710,998
      Interest income                                   (27,104)            (69,558)            (64,219)           (164,809)
      Foreign exchange loss of (gain)               $    10,330              26,512             (11,131)            (28,563)
                                                    -----------         -----------         -----------         -----------
      Net loss                                          372,289         $ 2,066,317         $ 1,696,770         $ 5,517,626
                                                    ===========         ===========         ===========         ===========

                                                                         Corporate        Pharmaceutical          Medical
                                                                        -----------       --------------        -----------
      Accounts receivable                                               $   211,002         $   620,150         $        --
                                                                        ===========         ===========         ===========

      Investment tax credit receivable                                  $        --         $   214,485         $   227,819
                                                                        ===========         ===========         ===========

      Inventories                                                       $        --         $ 1,018,345         $        --
                                                                        ===========         ===========         ===========

The unaudited quarterly financial statements have not been reviewed by external auditors.

                                 FORM 52-109FT2
            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Micheline Bouchard from ART Advanced Research Technologies Inc., President & CEO, certify that :

1. I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings) of ART Advanced Research Technologies Inc., (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 12, 2004


/s/ Micheline Bouchard
----------------------------
Micheline Bouchard
President & CEO

                                 FORM 52-109FT2
            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Jacques Bedard from ART Advanced Research Technologies Inc., Chief Financial Officer, certify that :

1. I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings) of ART Advanced Research Technologies Inc., (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 12, 2004


/s/ Jacques Bedard
---------------------------
Jacques Bedard
Chief Financial Officer

--------------------------------------------------------------------------------
Management's Discussion and Analysis
of Financial Condition and Results of Operations

As at September 30, 2004

The following is a discussion and analysis of the consolidated financial condition and operating results of ART Advanced Research Technologies Inc. ("ART" or the "Company") at and for the periods indicated and of certain factors that the Company believes may affect its prospective financial condition, cash flows and results of operations. This discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of the Company and the notes thereto for the quarter ended September 30, 2004. Unless indicated otherwise, all financial information is expressed in US dollars and has been prepared in accordance with Canadian generally accepted accounting principles
(GAAP). The following contains statements that are forward-looking in nature. Statements preceded by the words "believe", "expect", "anticipate", "aim", "target", "plan", "intend", "continue", "estimate", "may", "will", "should" and similar expressions are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, the availability of financing, uncertainties involved in clinical testing, acceptance of eXplore Optix by the pharmaceutical and medical sectors, successful development or regulatory approval of Softscan, reliance on third parties to manufacture or market products, competition from pharmaceutical and biotechnology companies, impact of general economic conditions, general conditions in the healthcare and pharmaceutical industries, changes in the regulatory environment in the jurisdictions in which ART does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, and other factors referenced herein and in ART's public filings with the securities regulators in Canada and the United States. Therefore, ART's actual results may be materially different from those expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. The statements are made as of the date hereof and ART does not undertake to update such statements to reflect new or subsequent information, events, circumstances or developments. Additional information relating to ART, including its Annual Information Form, is available online at www.sedar.com or at www.art.ca.

Overview

ART is committed to be a market leader in the development and commercialization of optical molecular imaging products for the medical and pharmaceutical sectors, with the goal of bringing to market quality products that will accelerate the delivery of better therapies and cures. ART is engaged in the research, design, development and commercialization of optical imaging products for the medical and pharmaceutical industries.

ART possesses a powerful and unique multi product platform, a strong intellectual property portfolio, strategic relationships with leading organizations, a set of valuable core competencies, a strong management team to build on its technology leadership position and finally, an adequate level of funding to execute its business plan and achieve its next milestones.
--------------------------------------------------------------------------------

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                                       2


ART evolved from a primarily technology-driven company to a market focused organization as it now commercializes eXplore Optix, its preclinical optical molecular imager, through a worldwide distribution agreement with GE Healthcare. As a result, after the launch of eXplore Optix in June 2003, the Company recorded its first sales during the eight-month fiscal year ended December 31, 2003, and has consistently recorded revenues since then. The preclinical market accounts for approximately between 6,000 to 7,000 possible placements worldwide.

Softscan, ART's time domain optical breast imaging device, is now undergoing clinical trials and has demonstrated that it can safely characterize normal and malignant tissue. Among many advantages shown by SoftScan, its laser imaging, unlike X-ray mammography, does not expose patients to radiation or painful compression of the breast. SoftScan may also prove invaluable during post-diagnosis, enabling the physician to monitor progress, adjust treatment, and thereby reduce side effects and discomfort. Interim results of clinical trials are positive and the Company expects to begin pivotal trials in Canada in the fourth quarter of 2004 and in early 2005 in the United States.

ART operates in two sectors for financial reporting purposes; medical and pharmaceutical. The medical sector includes the research, design, development and marketing of the SoftScan time domain optical breast imaging device. The pharmaceutical sector includes the research, design, development and commercialization of the eXplore Optix product.

ART's revenues from the sales of its eXplore Optix product were $760,000 and $1,336,000 for the third quarter and the nine-month period ended September 30, 2004, respectively. These revenues originated from North America, Europe and Asia. These revenues were generated through ART's distributor GE Healthcare, with whom ART has an exclusive worldwide distribution agreement. As of November 11, 2004, ART has a backlog of 3 eXplore Optix units. As of September 30, 2004, ART has a solid financial position with a working capital of $14.4 million, including $14.7 million in cash and short-term investment.

ART's expenses include primarily the cost of sales (including the royalty payment), the operating expenses that is comprised of research and development costs (including the cost of clinical trials) and selling general and administrative expenses (including marketing activities).

Outlook

For the remainder of the year, ART expects that the revenues and expenses of the pharmaceutical sector will come primarily from the marketing and sales activities of eXplore Optix(TM), as ART pursues its market penetration of the preclinical optical imaging. ART expects that its pharmaceutical business will benefit from the following positive factors. First, as labs usually defer orders for products, such as eXplore Optix, that are considered capital expenditures until the end of a fiscal year because of tax considerations, sales from such products are generally higher in the third and fourth quarters. However, by quickly upgrading its base product offering to respond to market needs, ART noticed a shift in customer behavior as potential clients have deferred their buying decisions to time the expected release of this new multiwavelength base
--------------------------------------------------------------------------------

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                                       3


system. Second, as GE Heathcare integrates the business of Amersham, ART expects to have available a strong and well-trained sales force going forward. Third, ART pursued its development of eXplore Optix product extensions; such as the world's first 3D time domain optical image reconstruction software for preclinical research which was presented in September 2004 at the SMI Conference. Taking into account these factors, ART has revised its current sales prospects and believes it is positioned to achieve sales of between 12 and 15 units of its current eXplore Optix base system by the end of 2004.

During the remainder of fiscal 2004, ART expects to increase its activities in the medical sector as it prepares to enter pivotal trials for its SoftScan device. Since ART records all of its development expenditures as they are incurred, the cost of the clinical trials and the manufacturing of the clinical prototypes will result in an increase in R&D expenses.

Critical Accounting Policy

The Company has not identified other new critical accounting policies or estimates than those identified in its March 31, 2004 MD&A, which were related to investment tax credit receivable and patents.

Results of Operations

Quarter and nine-month period ended September 30, 2004 compared to quarter and nine-month period ended October 31, 2003.

To align reporting with most companies in our industry, ART changed its fiscal year-end from April 30 to December 31, effective December 31, 2003. Consequently, the quarter end dates differ.

Revenues

Revenues for the quarter ended September 30, 2004 were $760,000, compared to none in the quarter ended October 31, 2003. For the nine-month period ended September 30, 2004 revenues were $1,336,000, compared to none for the nine-month period ended October 31, 2003. As of November 11, 2004, ART has a backlog of 3 eXplore Optix units. For the remainder of the year, ART expects that its pharmaceutical business will benefit from the following positive factors. First, as labs usually defer orders for products, such as eXplore Optix, that are considered capital expenditures until the end of a fiscal year because of tax considerations, sales from such products are generally higher in the third and fourth quarters. However, by quickly upgrading its base product offering to respond to market needs, ART noticed a shift in customer behavior as potential clients have deferred their buying decisions to time the expected release of this new multiwavelength base system. Second, as GE Heathcare integrates the business of Amersham, ART expects to have available a strong and well-trained sales force going forward. Third, ART pursued its development of eXplore Optix product extensions, such as the world's first 3D time domain optical image reconstruction software for preclinical research which was presented in September 2004 at the SMI Conference. Taking into account these factors, ART has revised its current sales prospects and believes it is positioned to achieve sales of between 12 and 15 units of its current eXplore Optix base system by the end of 2004.
--------------------------------------------------------------------------------

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                                       4


Cost of Sales

For the quarter ended September 30, 2004 the cost of sales was $340,038 compared to none in the quarter ended October 31, 2003. For the nine-month period ended September 30, 2004 the cost of sales was $608,462 compared to none in the nine-month period ended October 31, 2003. Cost of sales consisted principally of raw materials, royalties and manufacturing costs. As a result, ART generated a gross margin of 55% from its explore Optix products in the current quarter and 54% in the nine-month period.

Research and Development Expenditures

The Company's research & development ("R & D") expenditures for the quarter ended September 30, 2004, net of investment tax credits amounted to $2,056,835 compared to $1,090,831 for the quarter ended October 31, 2003. For the nine-month period ended September 30, 2004, R & D expenditures, net of investment tax credits, were $5,504,262, compared to $4,013,744 for the nine-month period ended October 31, 2003. R & D expenses include salaries and benefits paid to its personnel involved in R & D. In the medical sector, ART pursued its efforts towards the preparation of its pivotal trials scheduled to begin at the end of 2004. As a result the Company invested in the manufacturing of the clinical prototypes and in the design of protocols. In the pharmaceutical sector, ART pursued its development of eXplore Optix product extensions; such as the world's first 3D time domain optical image reconstruction software for preclinical research and the multiwavelength to be launched by the end of 2004. ART has also been audited by an independent third party registrar and successfully obtained the ISO 9001:2000 certification. During the third quarter ended September 30, 2004, 79% (74 % in the nine-month period) of the R & D expenditures were dedicated to the medical sector and 21% (26 % in the nine-month period) to the pharmaceutical sector.

Investment Tax Credits

The investment tax credits ("ITC") represented $655,655 or 24% of the overall expenditures in R & D for the quarter ended September 30, 2004, compared to $170,158 or 13% of the overall expenditures for quarter ended October 31, 2003. For the nine-month period ended September 30, 2004, ITC represented $932,482 or 14% of the overall expenditures in R & D compared to $471,015 or 11% of the overall expenditures for the nine-month period ended October 31, 2003. The ITC increase follows a positive review by the tax auditors which resulted in a surplus to what was originally accrued. ART applied this non-recurring surplus against R & D expenditures.

Selling, General and Administrative Expenses

Selling, general, and administrative ("SG&A") expenses for the quarter ended September 30, 2004, totaled $794,033 compared to $859,970 for the quarter ended October 31, 2003. For the nine-month period ended September 30, 2004 SG&A expenses were $2,513,573 compared to $2,383,040 for the nine-month period ended October 31, 2003. Selling, general and administrative expenses were principally engaged to support commercial activities related to the eXplore Optix product and raise funds to strengthen the Company's financial position as well as
--------------------------------------------------------------------------------

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                                       5


support its overall activities. ART is also committed to maintaining high standards of corporate governance and believes that this is a prerequisite for maintaining shareholders' confidence. During the third quarter ended September 30, 2004, 57% (62% for the nine-month period) of the SG&A expenditures were dedicated to the medical sector and 43% (38% for the nine-month period) to the pharmaceutical sector.

Amortization

Amortization for the quarter ended September 30, 2004 totaled $67,520 compared to $40,249 for the quarter ended October 31, 2003. For the nine-month period ended September 30, 2004 amortization was $192,821 compared to $114,163 for the nine-month period ended October 31, 2003. Amortization consisted principally of amortization of property and equipment. The increase was mainly due to the rapid amortization of a demonstration unit.

Interest Income

Interest income for the quarter ended September 30, 2004 totaled $96,662 compared $21,772 for the quarter ended October 31, 2003. For the nine-month period ended September 30, 2004 interest income was $229,028 compared to $63,189 for the nine-month period ended October 31, 2003. The increase is mainly explained by the increase in the company's cash and short-term investment resulting from the financing closed in the first quarter of this fiscal year.

Foreign Exchange Loss (gain)

Foreign exchange loss for the quarter ended September 30, 2004, amounted to $36,842 compared to $187,206 for the quarter ended October 31, 2003. For the nine-month period ended September 30, 2004, foreign exchange gain amounted to $39,694 compared to a loss of $500,128 for the nine-month period ended October 31, 2003. The foreign exchange gain or loss results from the fluctuation of the U.S. currency compared to the Canadian currency. Those exchange rate fluctuations, though significant from an accounting point of view, do not affect the Company's ability to pay its U.S. dollar denominated expenditures. ART holds U.S. dollars in anticipation of these expenditures.

Current Income Taxes Recovered

Current income taxes recovered for the nine-month period ended September 30, 2004 were nil compared to $332,855 for the nine-month period ended October 31, 2003. The current tax recovery represented the utilization of tax losses to recover current income tax resulting from the gain related to the disposal of the ISIS thermal imaging division in the fiscal year ended April 30, 2003.

Net Loss

Net loss for the quarter ended September 30, 2004 was $2,438,606 or $0.06 per share, compared to $2,156,484 or $0.07 per share for the quarter ended October 31, 2003. For the nine-month period ended September 30, 2004, the net loss was $7,214,396 or $0.18 per share, compared to $6,615,031 or $0.24 per share, for the nine-month period ended October 31, 2003.
--------------------------------------------------------------------------------

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                                       6


Liquidity and Capital Resources

The Company has financed its activities by issuing common shares through private placements, an initial public offering and a follow-on public offering. Since its creation in 1993 until September 30, 2004, the Company has 42,664,523 shares and 1,648,422 share purchase warrants issued and outstanding, amounting to $80,593,371.

The Company's working capital increased by $4,828,674 or 50% to $14,425,016 as at September 30, 2004 from $9,596,342 as at December 31, 2003. This working capital consisted mainly of cash and short-term investments for a total of $14,706,260. This increase resulted from a treasury offering closed on March 10, 2004, followed by the partial exercise of the over-allotment option on March 19, 2004, which resulted in proceeds in the amount of $11,320,566, net of related expenses.

Cash flow used for operating activities for the quarter ended September 30, 2004 decreased by $1,065,803 or 44% to $1,358,870 from $2,424,673 for the quarter ended October 31, 2003. The decrease in cash flows used for operating activities primarily results from the collection of the investment tax credits.

Cash flow from investing activities for the quarter ended September 30, 2004 increased by $4,760,338 or 505% to $5,702,563 from $942,225 for the quarter ended October 31, 2003. During the quarter ended September 30, 2004, a short-term investment matured and was kept as cash and cash equivalent.

Cash flow from financing activities decreased by $9,822,923 or 100% to $(34,214) for the quarter ended September 30, 2004 from $9,788,709 for the quarter ended October 31, 2003. In the quarter ended October 31, 2003, ART recorded a private placement for $9.8 million.

As at September 30, 2004, total assets increased $5,282,811 or 39% to $18,987,607, from $13,704,796 as at December 31, 2003. The increase in total assets comes principally from the cash received following the treasury offering closed in March 2004. The Company also has a credit facility of CA$1,000,000 to cover fluctuations in cash requirements. As at September 30, 2004, the credit facility was not utilized. The Company also has a credit facility of CA$1,300,000 to finance investment tax credits, which was not utilized as at September 30, 2004.

ART believes that cash, cash equivalents and short-term investments will be sufficient to meet its operating cash requirements, including the development of products through research and development activities and capital expenditures up to early 2006 considering expected sales for the current fiscal year, or for approximately 15 months without considering any revenues.

Commitments

There has been no material change in ART's contractual obligations during the quarter ended September 30th, 2004.
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

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                                       7


Related Party Transaction

In the normal course of its business, the Company has entered into an agreement with Clinivation Inc. a company controlled by one of its officers. Clinivation acts as ART's Contract Research Organization (CRO) and provides management services and contract research services related to the clinical development, regulatory approval, and commercialization of SoftScan.

Management services: Clinivation provides the management and professional services of Joseph Kozikowski, M.D., who serves as ART's Chief Medical Officer
(CMO). Contract Research Services: Clinivation works towards the clinical development and approvals of SoftScan.

During the quarter ended September 30, 2004, the Company paid $67,848 for management services as CMO and $763,547 for contract research services.

Quarterly Results from Operations

Our business fluctuates according to our sales and development cycle and addresses emerging markets. The following table presents our operating results by quarter for each of the last 8 quarters. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements for the eight months fiscal year ended December 31, 2003. This data should be read together with the consolidated financial statements and the notes to such statements.

                              -------------------------------------------------------------------------
                                                                                     Net loss per share
                              -------------------------------------------------------------------------
                                  Sales        Loss from          Net loss       Basic and        Basic
                                              continuing                           diluted          and
                                              operations                              from      diluted
                                                                                continuing
                                                                                operations
-------------------------------------------------------------------------------------------------------
Dec. 2004 FY

September 30                  $760,000        $2,438,606        $2,438,606           $0.06        $0.06
June 30                        190,000         2,694,042         2,694,042            0.06         0.06
March 31                       386,000         2,081,748         2,081,748            0.06         0.06
-------------------------------------------------------------------------------------------------------
Dec. 2003 FY
December 31 (2 months)         681,875         1,563,667         1,563,667            0.05         0.05
October 31                          --         2,164,825         2,164,825            0.07         0.07
July 31                             --         2,103,533         2,103,533            0.08         0.08
-------------------------------------------------------------------------------------------------------
April 2003 FY
April 30                            --         2,285,486         2,271,209            0.10         0.10
January 31                          --         3,740,271         3,716,906            0.14         0.16
-------------------------------------------------------------------------------------------------------

Notes: Quarterly data have been converted from CA$to US$using a yearly average rate.

Disclosure about Market Risks

The Company has not identified other new market risks than the ones identified in its March 31, 2004 quarterly MD&A, which were related to foreign currencies and interest rate sensitivity.
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

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                                       8


Risk & Uncertainties

The Company's future capital requirements will depend on many factors, including progress in both the commercialization of eXplore Optix and in the clinical development and trials of SoftScan. To the extent that the Company relies on third parties such as GE Healthcare to manufacture or market its products, the commercial success of such products may be outside of its control. While eXplore Optix has entered the commercialization stage, there can be no assurance that the Company's products will be accepted by the pharmaceutical and medical sectors. Moreover, SoftScan is still in development, has not yet been approved by regulatory authorities in the relevant jurisdictions, and has not yet been marketed commercially. ART's business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, its current reliance on primarily one product, the adequacy of its patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of its products, and competition from pharmaceutical and biotechnology companies. There can be no assurance that the Company's ongoing preclinical and clinical research activities will provide positive outcomes or that the results of clinical trials will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that the Company will be successful in obtaining the necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieve reimbursement from government or private health authorities.

The actual schedules for the SoftScan clinical trials could vary significantly from our forecast due to a number of factors. A key risk factor is patient recruitment rates into these trials, which are subject to the timely initiation of a sufficient number of clinical sites that have both an appropriate patient population available and the necessary research capacity. Site initiation activities include identifying qualified sites, achieving the necessary internal approvals at the sites, executing contracts with the sites, and providing the SoftScan device to the sites. Any delay in the initiation and completion of our clinical trials could cause the price of our common shares to decline.

The Company sets goals for and makes public statements regarding timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, time of product launch and sales targets. The actual timing of these events can vary dramatically due to factors such as delay or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize our products and achieve our sales objectives. There can be no assurance that the clinical trials will be completed as planned, that the Company will make regulatory submissions or receive regulatory approvals as planned, that the Company will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products or that the Company will meet its sales objectives. If we fail to achieve one or more of these milestones or objectives as planned, the price of our common shares could decline.
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

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                                       9


The Company may have to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on favorable terms. The availability of financing will be affected by the results of our scientific and clinical research, our ability to attain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical device companies), the status of strategic alliance agreements, and other relevant commercial considerations.

A detailed list of the risks and uncertainties affecting the Company can be found in its Annual Information Form.

On behalf of management


Signed: /s/ Jacques Bedard
        ------------------------------
        Jacques Bedard
        Chief Financial Officer
        November 12, 2004
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

[LOGO] ART

News release
For immediate publication

           ART APPOINTS GEORGE N. FUGELSANG TO ITS BOARD OF DIRECTORS
    Former CEO of U.S.-based investment banking division of Dresdner Bank AG, was also Managing Director in Morgan Stanley's Investment Banking Division
        in New York and London and spent 20 years with Citicorp/Citibank

Montreal, Canada, November 16, 2004 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce the appointment of Mr. George N. Fugelsang to its Board of Directors (subject to regulatory approval).

"Mr. Fugelsang brings very strong financial and management expertise as well as a thorough knowledge and understanding of the U.S. and European financial markets. He will be a significant addition to ART's Board and will play a critical role as the Company is looking at expanding its U.S. institutional investor base and at becoming listed in the U.S." declared Mr. Benoit La Salle, ART's Chairman of the Board.

George N. Fugelsang was Chief Executive Officer of Dresdner Kleinwort Benson North America, the U.S.-based investment banking business of Dresdner Bank AG, from 1994 through 2001. Mr. Fugelsang was also Chairman of the Board of Dresdner Bank Mexico, S.A., Chairman of the Board of Dresdner Bank Canada and a member of the Board of Dresdner RCM Global Investors LLC. Mr. Fugelsang joined Dresdner Bank AG in 1994 as President of Dresdner Securities (USA), Inc. Later that year, he was named Senior General Manager of Dresdner Bank AG in Frankfurt and Chief Executive, North America. As Chairman of the North American Management Committee, Mr. Fugelsang worked with and was responsible for the activities of all of Dresdner Bank's entities in North America. Mr. Fugelsang joined Dresdner Bank AG after eight years as Managing Director in Morgan Stanley's Investment Banking Division in New York and London. Prior to that, he spent more than twenty years at Citicorp/Citibank in various positions throughout the United States, Latin America and Europe.

Mr. Fugelsang served as Deputy Chairman of the Board of Trustees of the Institute of International Bankers, is currently a member of the Board of Trustees of Thunderbird (the Garvin School of International Management) and the Board of Trustees of Mrs. Fields Famous Brands, Inc. He was also on the Board of the New York City Partnership and Chamber of Commerce, Inc., and a Director of the Foreign Policy Association in New York. He graduated from the University of Oregon in 1962 with a major in Political Science. He continued his studies, pursuing a degree in international business at the American Graduate School of International Management in Phoenix, Arizona, where he graduated with honors as the class valedictorian in 1963. Mr. Fugelsang is a native of San Francisco, California.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

For Further Information, Please Contact:

ART Advanced Research Technologies Inc.
Jacques Bedard: jbedard@art.ca
Chief Financial Officer
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Tel. 514.832.0777
www.art.ca

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com